Exhibit 99.1

Vedanta Limited

CIN no. L13209MH1965PLC291394

Regd. Office: Vedanta Limited 1st Floor, ‘C’ wing, Unit 103, Corporate Avenue, Atul Projects, Chakala, Andheri (East),

Mumbai–400093, Maharashtra

STATEMENT OF UNAUDITED STANDALONE RESULTS FOR THE QUARTER ENDED JUNE 30, 2018

		(₹ in Crore except as stated)

		Quarter ended				Year ended
S. No.	Particulars	30.06.2018 (Unaudited)	31.03.2018 (Audited) (Refer Note 2)		30.06.2017 (Unaudited)	31.03.2018 (Audited)
1	Revenue
a)	Revenue from operations (Net of excise duty)	9,690	14,036		8,928	45,524
	Add: Excise duty	—	—		450	450
	Revenue from operations (Gross of excise duty)	9,690	14,036		9,378	45,974
b)	Other income	107	2,172		602	3,866

	Total Income	9,797	16,208		9,980	49,840

2	Expenses
a)	Cost of materials consumed	3,026	7,137		4,911	25,209
b)	Purchases of stock-in-trade	308	153		128	426
c)	Changes in inventories of finished goods and work-in-progress	506	602		(307)	(11)
d)	Power & fuel charges	2,028	2,046		1,256	6,643
e)	Employee benefits expense	205	208		194	802
f)	Excise Duty on sales	—	—		450	450
g)	Finance costs	1,078	946		1,137	3,900
h)	Depreciation, depletion and amortization expense	784	655		706	2,842
i)	Other expenses	1,376	1,186		1,229	4,758
j)	Share of expenses in producing oil and gas blocks	286	295		230	1,004

	Total expenses	9,597	13,228		9,934	46,023

3	Profit before exceptional items and tax	200	2,980		46	3,817

4	Net exceptional gain (Refer note 4)	52	4,973		—	5,407

5	Profit before tax	252	7,953		46	9,224

6	Tax expense on other than exceptional items:
a)	Net Current tax expense	—	—		—	—
b)	Net Deferred tax expense	122	862		12	1,026
	Tax expense on exceptional items (Refer note 4):
a)	Net Current tax expense	—	—		—	—
b)	Net Deferred tax expense on exceptional items	—	1,019		—	942

	Net tax expense	122	1,881		12	1,968

7	Net Profit after tax (a)	130	6,072		34	7,256

8	Net Profit after tax before exceptional items (net of tax)	78	2,118		34	2,791

9	Other Comprehensive Income
i.	(a) Items that will not be reclassified to profit or loss	(17)	14		8	91
	(b) Tax benefit/(expense) on items that will not be reclassified to profit or loss	—	(1)		1	5
ii.	(a) Items that will be reclassified to profit or loss	355	170		(44)	44
	(b) Tax benefit/ (expenses) on items that will be reclassified to profit or loss	42	(15)		11	(5)

	Total Other Comprehensive Income (b)	380	168		(24)	135

10	Total Comprehensive Income (a+b)	510	6,240		10	7,391

11	Paid-up equity share capital (Face value of ₹1 each)	372	372		372	372
12	Reserves excluding Revaluation Reserves as per balance sheet					78,941
13	Earnings per share after exceptional items (₹) (*not annualised)
	- Basic & Diluted	0.35 *	16.33	*	0.04 *	19.47
14	Earnings per share before exceptional items (₹) (*not annualised)
	- Basic & Diluted	0.21 *	5.70	*	0.04 *	7.46

		Quarter ended				Year ended
S. No.	Segment Information	30.06.2018 (Unaudited)	31.03.2018 (Audited) (Refer Note 2)		30.06.2017 (Unaudited)	31.03.2018 (Audited)
1	Segment Revenue
a)	Copper	1,650	6,033		4,440	21,277
b)	Iron Ore	788	1,070		719	3,174
c)	Aluminium	5,465	5,107		2,853	15,827
d)	Power	36	246		135	412
e)	Oil & Gas	1, 721	1,503		1,201	5,085

	Total	9,660	13,959		9,348	45,775

Less:	Inter Segment Revenue	—	4		2	16

	Sales/income from operations	9,660	13,955		9,346	45,759

Add:	Other operating income	30	81		32	215

	Revenue from operations (Gross of excise duty)	9,690	14,036		9,378	45,974

2	Segment Results
	[Profit / (loss) before tax and interest]
a)	Copper	(145)	368		178	1,159
b)	Iron Ore	157	121		(1)	347
c)	Aluminium	646	410		106	780
d)	Power	(71)	43		(3)	(67)
e)	Oil & Gas	619	891		380	1,896

	Total	1,206	1,833		660	4,115

Less:	Finance costs	1,078	946		1,137	3,900
Add:	Other unallocable income net off expenses	72	2,093		523	3,602

	Profit before tax and exceptional items	200	2,980		46	3,817

Add:	Net exceptional gain	52	4,973		—	5,407

	Profit before tax	252	7,953		46	9,224

S. No.	Segment Information
3	Segment assets
a)	Copper	8,745	9,968		8,999	9,968
b)	Iron Ore	3,075	3,094		3,474	3,094
c)	Aluminium	43,988	43,426		41,930	43,426
d)	Power	3,257	3,263		3,006	3,263
e)	Oil & Gas	15,166	12,842		10,035	12,842
f)	Unallocated	73,653	74,576		81,712	74,576

	Total	147,884	147,169		149,156	147,169

4	Segment liabilities
a)	Copper	4,881	8,667		11,561	8,667
b)	Iron Ore	1,314	1,558		1,504	1,558
c)	Aluminium	12,056	11,919		9,197	11,919
d)	Power	266	275		208	275
e)	Oil & Gas	5,131	3,755		3,189	3,755
f)	Unallocated	44,398	41,682		43,716	41,682

	Total	68,046	67,856		69,375	67,856

The main business segments are :

(a) Copper which consists of manufacturing of copper cathode, continuous cast copper rod, anode slime from purchased concentrate and manufacturing of sulphuric acid, phosphoric acid (Refer note 6).

(b) Iron ore including pig iron & metallurgical coke.

(c) Aluminium which consist of manufacturing of alumina and various aluminium products.

(d) Power excluding captive power but including power facilities predominantly engaged in generation and sale of commercial power.

(e) Oil & Gas which consists of exploration, development and production of oil and gas.

The assets and liabilities that cannot be allocated between the segments are shown as unallocated assets and liabilities, respectively.

Export incentives have been included under respective segment revenues.

Notes:-

1	The above results of Vedanta Limited (“the Company”), for the quarter ended June 30, 2018 have been reviewed by the Audit Committee and approved by the Board of Directors at its meeting held on July 31, 2018. The statutory auditors have carried out limited review of the same.

2	The figures for the quarter ended March 31, 2018 are the balancing figures between audited figures for the full financial year ended March 31, 2018 and unaudited figures for the nine months ended December 31, 2017.

3	With effect from July 01, 2017, Goods and Service tax (‘GST’) has been implemented which has replaced several indirect taxes including excise duty. While Ind AS required excise duty to be included while computing revenues, GST is required to be excluded from revenue computation. Accordingly ‘Revenue from Operations (Net of excise duty)’ has been additionally disclosed in these results to enhance comparability of financial information.

4	Exceptional items comprises of the following:

				(₹ in Crore)
	Quarter ended			Year ended
Particulars	30.06.2018 (Unaudited)	31.03.2018 (Audited) (Refer Note 2)	30.06.2017 (Unaudited)	31.03.2018 (Audited)
Impairment (charge)/reversal
- relating to investment in subsidiary- Cairn India Holdings Limited	52	2,702	—	3,358
- relating to property, plant & equipment and exploration assets-Oil & gas segment	—	3,622	—	3,513
- relating to assets in Goa - Iron ore segment	—	(452)	—	(452)
- relating to investment in subsidiary- Sesa Resources Limited	—	(648)	—	(648)
Charge pursuant to adverse arbitration order	—	—	—	(113)
Loss on non-usable items of CWIP	—	(251)	—	(251)

Net exceptional gain	52	4,973	—	5,407

Tax expense on above	—	(1,019)	—	(942)

Net exceptional gain (net of tax)	52	3,954	—	4,465

5	Effective April 01, 2018, the Company has adopted Ind AS 115 Revenue from Contracts with customers under the modified retrospective approach without adjustment of comparatives. The Standard is applied to contracts that remain in force as at April 01, 2018. The application of the standard did not have any significant impact on the retained earnings as at April 01, 2018 and financial results for the current quarter.

6

The Company’s application for renewal of Consent to Operate (CTO) for existing copper smelter, was rejected by Tamil Nadu Pollution Control Board (TNPCB) in April 2018. The Company has filed an appeal before the TNPCB Appellate Authority challenging the Rejection Order. During the pendency of the appeal there were protests by a section of local community raising environmental concerns and subsequently the Government of Tamil Nadu issued directions to seal the existing copper smelter plant permanently. The Company believes these actions were not taken in accordance with the procedure prescribed under applicable laws.

Further, the Madurai Bench of the High Court of Madras in a Public Interest Litigation held vide its order dated May 23, 2018 that the application for renewal of the Environmental Clearance for the Expansion Project shall be processed after a mandatory public hearing and the said application shall be decided by the competent authority on or before September 23, 2018. In the interim, the High Court ordered the Company to cease construction and all other activities on site for the proposed Expansion Project with immediate effect. Separately, SIPCOT cancelled 342.22 acres of the land allotted for the proposed Expansion Project and TNPCB issued orders directing the withdrawal of the Consent to Establish (CTE) which was valid till December 31, 2022.

The Company is taking appropriate legal measures to address the matters. As per the Company’s assessment, it is in compliance with the applicable regulations and hence does not expect any material adjustments to these financial results as a consequence of the above actions.

7	Previous period/year figures have been re-grouped/rearranged, wherever necessary.

By Order of the Board

	Place : Mumbai	Navin Agarwal
.	Dated : July 31, 2018	Executive Chairman

Vedanta Limited

CIN no. L13209MH1965PLC291394

Regd. Office: Vedanta Limited 1st Floor, ‘C’ wing, Unit 103, Corporate Avenue, Atul Projects, Chakala, Andheri (East),

Mumbai–400093, Maharashtra

STATEMENT OF UNAUDITED CONSOLIDATED RESULTS FOR THE QUARTER ENDED JUNE 30, 2018

		(₹ in Crore except as stated)

		Quarter ended						Year ended
S. No.	Particulars	30.06.2018 (Unaudited)		31.03.2018 (Audited) (Refer note 2)		30.06.2017 (Unaudited)		31.03.2018 (Audited)
1	Revenue

a)	Revenue from operations (Net of excise duty)	22,206		27,630		18,285		91,866

	Add: Excise duty	—		—		1,057		1,057

	Revenue from operations (Gross of excise duty)	22,206		27,630		19,342		92,923

b)	Other income	418		993		1,089		3,574

	Total Income	22,624		28,623		20,431		96,497

2	Expenses

a)	Cost of materials consumed	5,124		9,000		6,385		31,582

b)	Purchases of stock-in-trade	308		10		68		220

c)	Changes in inventories of finished goods and work-in-progress	398		1,094		(338)		450

d)	Power & fuel charges	4,098		4,080		2,501		14,026

e)	Employee benefits expense	725		661		581		2,496

f)	Excise duty on sales	—		—		1,057		1,057

g)	Finance costs	1,546		1,424		1,626		5,783

h)	Depreciation, depletion and amortization expense	1,796		1,683		1,448		6,283

i)	Other expenses	5,269		4,948		4,195		17,928

3	Total expenses	19,264		22,900		17,523		79,825

4	Profit before exceptional items and tax	3,360		5,723		2,908		16,672

5	Net exceptional gain (Refer note 4)	—		2,869		—		2,897

6	Profit before tax	3,360		8,592		2,908		19,569

7	Tax expense:
	On other than exceptional items
a)	Net Current tax expense	669		868		575		2,867
b)	Net Deferred tax expense	443		1,535		100		2,472
c)	Distribution tax credit on dividend from subsidiaries	—		(1,536)		—		(1,536)
	On Exceptional items (Refer note 4)
a)	Net Current tax expense	—		—		—		51
b)	Net Deferred tax expense	—		2,050		—		2,023

	Net tax expense:	1,112		2,917		675		5,877

8	Profit after tax before share in profit of jointly controlled entities and associates and non-controlling interests	2,248		5,675		2,233		13,692

9	Add: Share in profit of jointly controlled entities and associates	0		0		0		0

10	Profit after share in profit of jointly controlled entities and associates (a)	2,248		5,675		2,233		13,692

11	Other Comprehensive Income
i.	(a) Items that will not be reclassified to profit or loss	(35)		34		5		97
	(b) Tax (expense)/benefit on items that will not be reclassified to profit or loss	6		(7)		1		3
ii.	(a) Items that will be reclassified to profit or loss	703		2,452		68		2,053
	(b) Tax (expense)/benefit on items that will be reclassified to profit or loss	(30)		(116)		9		34

	Total Other Comprehensive Income (b)	644		2,363		83		2,187

12	Total Comprehensive Income (a + b)	2,892		8,038		2,316		15,879

13	Profit attributable to:
a)	Owners of Vedanta Limited	1,533		4,802		1,501		10,342
b)	Non-controlling interests	715		873		732		3,350

14	Other comprehensive income attributable to:
a)	Owners of Vedanta Limited	702		2,237		53		2,119
b)	Non-controlling interests	(58)		126		30		68

15	Total comprehensive income attributable to:
a)	Owners of Vedanta Limited	2,235		7,039		1,554		12,461
b)	Non-controlling interests	657		999		762		3,418

16	Net profit after taxes, non-controlling interests and share in profit of jointly controlled entities and associates but before exceptional items	1,533		3,956		1,501		9,561

17	Paid-up equity share capital (Face value of ₹ 1 each)	372		372		372		372

18	Reserves excluding Revaluation Reserves as per balance sheet							63,136

19	Earnings per share after exceptional items (₹) (*not annualised)

	-Basic	4.13	*	12.95	*	4.04	*	28.30

	-Diluted	4.12	*	12.92	*	4.04	*	28.24

20	Earnings per share before exceptional items (₹) (*not annualised)

	-Basic	4.13	*	10.67	*	4.04	*	26.17

	-Diluted	4.12	*	10.64	*	4.04	*	26.11

			(₹ in Crore)

		Quarter ended			Year ended
S. No.	Segment Information	30.06.2018 (Unaudited)	31.03.2018 (Audited) (Refer note 2)	30.06.2017 (Unaudited)	31.03.2018 (Audited)
1	Segment Revenue
a)	Oil & Gas	3,219	2,749	2,275	9,536
b)	Zinc, Lead and Silver
	(i) Zinc & Lead - India	4,674	5,546	4,478	19,999
	(ii) Silver - India	547	637	436	2,148

	Total	5,221	6,183	4,914	22,147
c)	Zinc - International	573	822	801	3,446
d)	Iron Ore	788	1,070	719	3,174
e)	Copper	2,797	7,518	5,322	24,975
f)	Aluminium	7,394	7,158	4,550	23,434
g)	Power	1,590	1,764	733	5,652
h)	Others	515	196	23	280

	Total	22,097	27,460	19,337	92,644

Less:	Inter Segment Revenue	29	15	77	215

	Sales/income from operations	22,068	27,445	19,260	92,429

	Other operating income	138	185	82	494

	Revenue from operations (Gross of excise duty)	22,206	27,630	19,342	92,923

2	Segment Results
	[Profit / (loss) before tax and interest]
a)	Oil & Gas	1,278	1,538	870	3,852
b)	Zinc, Lead and Silver
	(i) Zinc & Lead - India	1,887	2,560	1,772	8,953
	(ii) Silver - India	473	547	341	1,822

	Total	2,360	3,107	2,113	10,775
c)	Zinc - International	26	208	282	1,232
d)	Iron Ore	138	150	(12)	242
e)	Copper	(139)	353	160	1,097
f)	Aluminium	830	494	199	1,079
g)	Power	282	457	(34)	1,099
h)	Others	1	(21)	(7)	(36)

	Total	4,776	6,286	3,571	19,340

Less:	Finance costs	1,546	1,424	1,626	5,783
Add:	Other unallocable income net off expenses	130	861	963	3,115

	Profit before exceptional items and tax	3,360	5,723	2,908	16,672

Add:	Net exceptional gain	—	2,869	—	2,897

	Profit before tax	3,360	8,592	2,908	19,569

				(₹ in Crore)

		Quarter ended			Year ended
S. No.	Segment Information	30.06.2018 (Unaudited)	31.03.2018 (Audited) (Refer note 2)	30.06.2017 (Unaudited)	31.03.2018 (Audited)
3	Segment assets
a)	Oil & Gas	26,761	23,361	16,820	23,361
b)	Zinc, Lead and Silver - India	18,957	17,777	17,203	17,777
c)	Zinc - International	5,425	5,597	3,945	5,597
d)	Iron Ore	3,211	3,246	5,684	3,246
e)	Copper	9,117	10,168	9,642	10,168
f)	Aluminium	56,582	55,523	54,126	55,523
g)	Power	20,797	20,615	19,205	20,615
h)	Others	8,442	2,821	601	2,821
i)	Unallocated	44,388	45,690	59,610	45,690

	Total	193,680	184,798	186,836	184,798

4	Segment liabilities
a)	Oil & Gas	7,939	5,525	4,614	5,525
b)	Zinc, Lead and Silver - India	4,864	5,074	4,165	5,074
c)	Zinc - International	978	1,108	811	1,108
d)	Iron Ore	1,452	1,688	1,654	1,688
e)	Copper	5,153	9,016	11,951	9,016
f)	Aluminium	16,256	16,382	13,588	16,382
g)	Power	2,067	2,130	1,893	2,130
h)	Others	1,040	229	70	229
i)	Unallocated	71,557	64,181	71,342	64,181

	Total	111,306	105,333	110,088	105,333

The main business segments are,

(a) Oil & Gas which consists of exploration, development and production of oil and gas

(b) Zinc which consists of mining of ore, manufacturing of zinc and lead ingots and silver, both from own mining and purchased concentrate

(c) Iron ore including pig iron, metallurgical coke

(d) Copper which consist of mining of copper concentrate, manufacturing of copper cathode, continuous cast copper rod, anode slime from purchased concentrate and manufacturing of precious metal from anode slime, sulphuric acid, phosphoric acid (Refer note 7)

(e) Aluminium which consist of mining of bauxite and manufacturing of alumina and various aluminium products

(f) Power excluding captive power but including power facilities predominantly engaged in generation and sale of commercial power and

(g) Other business segment comprises of port/berth, glass substrate and steel. The assets and liabilities that cannot be allocated between the segments are shown as unallocated assets and liabilities, respectively.

Increase in assets and liabilities of ‘Others Segment’ is mainly on account of acquisition of Electrosteel Steels Limited. (Refer note 6)

Additional intra segment information of revenues and results for the Zinc, Lead and Silver segment have been provided to enhance understanding of segment business.

Export incentives have been included under respective segment revenues.

Notes:-

1	The above consolidated results of Vedanta Limited (“the Company”) and its subsidiaries, jointly controlled entities, and associates for the quarter ended June 30, 2018 have been reviewed by the Audit Committee and approved by the Board of Directors at its meeting held on July 31, 2018. The statutory auditors have carried out limited review of the same.

2	The figures for the quarter ended March 31, 2018 are the balancing figures between audited figures for the full financial year ended March 31, 2018 and unaudited figures for the nine months ended December 31, 2017.

3	With effect from July 01, 2017, Goods and Service tax (‘GST’) has been implemented which has replaced several indirect taxes including excise duty. While Ind AS required excise duty to be included while computing revenues, GST is required to be excluded from revenue computation. Accordingly ‘Revenue from Operations (Net of excise duty)’ has been additionally disclosed in these results to enhance comparability of financial information.

4	Exceptional items comprises of the following:

				(₹ in Crore)
	Quarter ended			Year ended
Particulars	30.06.2018 (Unaudited)	31.03.2018 (Audited) (Refer note 2)	30.06.2017 (Unaudited)	31.03.2018 (Audited)
Reversal of impairment charge relating to property, plant and equipment and exploration assets – Oil and Gas	—	7,016	—	6,907
Impairment charge relating to iron ore segment	—	(2,329)	—	(2,329)
Loss relating to non-usable items of CWIP	—	(251)	—	(251)
Reversal of provision for District mineral fund pursuant to a ruling by the Supreme Court	—	—	—	295
Foreign Currency Translation Reserve reclassified from equity to profit and loss relating to subsidiaries under liquidation	—	(1,485)	—	(1,485)
Others	—	(82)	—	(240)

Net exceptional gain	—	2,869	—	2,897
Tax expense on above	—	(2,050)	—	(2,074)
Non-controlling interests on above	—	27	—	(42)

Net exceptional gain net of tax and non-controlling interests	—	846	—	781

5	Effective April 01, 2018, the Group has adopted Ind AS 115 Revenue from Contracts with customers under the modified retrospective approach without adjustment of comparatives. The Standard is applied to contracts that remain in force as at April 01, 2018. The application of the standard did not have any significant impact on the retained earnings as at April 01, 2018 and financial results for the current quarter.

6

Vedanta Limited through its wholly owned subsidiary, Vedanta Star Limited (VSL), has acquired control over Electrosteel Steels Limited (ESL) on June 4, 2018. ESL was admitted under Corporate insolvency resolution process in terms of the Insolvency and Bankruptcy Code, 2016 of India. The National Company Law Tribunal (‘NCLT’) vide its order dated April 17, 2018 approved the resolution plan submitted by the Company for acquiring the controlling stake of ESL. National Company Law Appellate Tribunal (NCLAT) in a challenge to the aforementioned NCLT order allowed Vedanta Limited to acquire ESL by depositing the upfront payment to the Committee of Creditors, subject to its final order.

Total cash consideration of ₹ 5,320 Crore has been paid for the acquisition. The transaction has been accounted for on a provisional basis under Ind AS 103 during the quarter and has no material impact on the profit or loss for the quarter ended June 30, 2018.

7

The Company’s application for renewal of Consent to Operate (CTO) for existing copper smelter, was rejected by Tamil Nadu Pollution Control Board (TNPCB) in April 2018. The Company has filed an appeal before the TNPCB Appellate Authority challenging the Rejection Order. During the pendency of the appeal there were protests by a section of local community raising environmental concerns and subsequently the Government of Tamil Nadu issued directions to seal the existing copper smelter plant permanently. The Company believes these actions were not taken in accordance with the procedure prescribed under applicable laws.

Further, the Madurai Bench of the High Court of Madras in a Public Interest Litigation held vide its order dated May 23, 2018 that the application for renewal of the Environmental Clearance for the Expansion Project shall be processed after a mandatory public hearing and the said application shall be decided by the competent authority on or before September 23, 2018. In the interim, the High Court ordered the Company to cease construction and all other activities on site for the proposed Expansion Project with immediate effect. Separately, SIPCOT cancelled 342.22 acres of the land allotted for the proposed Expansion Project and TNPCB issued orders directing the withdrawal of the Consent to Establish (CTE) which was valid till December 31, 2022.

The Company is taking appropriate legal measures to address the matters. As per the Company’s assessment, it is in compliance with the applicable regulations and hence does not expect any material adjustments to these financial results as a consequence of the above actions.

8	Previous period/year figures have been re-grouped/rearranged, wherever necessary.

By Order of the Board

Place : Mumbai	Navin Agarwal
Dated : July 31, 2018	Executive Chairman